UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 14, 2023

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-238458) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152, 333-217856 and 333-268336), except that information contained on our website or referenced in this report via website links is not incorporated by reference into this report.

Media release

Ad hoc announcement pursuant to Art. 53 LR
Credit Suisse publishes the agenda for the 2023 Annual General Meeting of Shareholders and publishes its 2022 Annual Report and Sustainability Report

Zurich, March 14, 2023 – Credit Suisse Group AG (Credit Suisse) today published the agenda for the Annual General Meeting of Shareholders (AGM), which will take place on April 4, 2023. All members of the Board of Directors of Credit Suisse Group AG (the Board) are proposed for re-election as non-executive members of the Board at the 2023 AGM. Credit Suisse Group AG and Credit Suisse AG today also published the 2022 Annual Report, including the Compensation Report, and the Sustainability Report. Following completion of discussions with the SEC referred to on March 9, 2023, the Group confirms the 2022 financial results as previously released on February 9, 2023, as well as the previously released annual financial results for 2021 and 2020, and which are included in the 2022 Annual Report. See the 2022 Annual Report for our conclusions on the matters covered by that review.

The agenda for the 2023 AGM published today by the Board includes but is not limited to:
◾
Proposal on discharge of the members of the Board and the Executive Board for the financial year 2022, excluding discharge in relation to the Credit Suisse Asset Management managed supply chain finance funds (SCFF) matter.

◾	Proposal for a distribution of a dividend to shareholders of CHF 0.05 gross per registered share for the financial year 2022.
◾	Proposal for amendments to the Articles of Association.
◾	Proposal for the re-election of Axel P. Lehmann as Chairman of the Board as well as the re-election of all current members of the Board.
◾	Approval of the compensation of the Board and the Executive Board, including a one-time Transformation Award for the Executive Board, as well as a consultative vote on the 2022 Compensation Report.
◾
Consultative vote on the Credit Suisse climate strategy as outlined in the Strategy chapter of the 2022 Task Force on Climate-related Financial Disclosures (TCFD) Report, included in the 2022 Sustainability Report.

The invitation and agenda for the 2023 AGM are available on the Credit Suisse website at: www.credit-suisse.com/agm. The AGM will take place in-person at Hallenstadion, Wallisellenstrasse 45, in Zuerich-Oerlikon on April 4, 2023.

Discharge of the members of the Board and Executive Board for the 2022 financial year, excluding the SCFF matter
The Board proposes that the members of the Board and the Executive Board be granted discharge for the 2022 financial year, excluding all issues related to the SCFF matter. The SCFF matter continues to evolve both with respect to civil litigation, including cases brought to recover funds for the investors, as well as continuing actions involving former employees. In light of the various legal proceedings, the Board proposes to exclude the SCFF matter from the discharge proposal for the 2022 financial year, similar to the discharge for the 2021 financial year.

Dividend distribution
As previously announced, the Board proposes that a total cash dividend of CHF 0.05 gross per registered share be paid to shareholders for the financial year 2022. The dividend is to be paid from capital contribution reserves. The proposed dividend for 2022 is in line with the communicated nominal dividend approach for the years 2022 to 2024, with meaningful dividends from 2025 onwards.

Amendments to the Articles of Association
In line with the new Swiss corporate law and the opportunity given to Swiss companies to amend their Articles of Association within a two-year period, Credit Suisse is proposing amendments to its Articles of Association. Key

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Media release

changes under the new Swiss corporate law relate, among other things, to the improvement of corporate governance and of protection rights of small shareholders, a general modernization of the corporate law and the integration of the Swiss Federal Council ordinance regarding board and executive compensation into the new corporate law. The proposed amendments to Credit Suisse’s Articles of Association adopt the requirements of the new Swiss corporate law and consider corporate best practice standards.

Board member elections
The Board is proposing Axel P. Lehmann for re-election as a member and as Chairman of the Board.
Furthermore, all current members of the Board will stand for re-election for a further term of office of one year.

Approval of the compensation of the Board and the Executive Board, including a one-time Transformation Award for the Executive Board, and consultative vote on the 2022 Compensation Report
In accordance with Swiss law requirements, shareholders will vote separately, and with binding effect, on the overall compensation of the Board and the Executive Board at the AGM. The Board proposes that shareholders approve a maximum aggregate compensation amount for the Board of CHF 13.0 million for the period from the 2023 AGM to the 2024 AGM in a prospective vote. This proposed amount is unchanged compared to the prior period.

The Board further proposes that shareholders approve the maximum aggregate amount of CHF 34.0 million of fixed compensation for the Executive Board for the period from the 2023 AGM to the 2024 AGM in a prospective vote. This proposed amount is unchanged compared to the prior period. Given the financial loss reported for the Group for 2022, there is no proposal for variable compensation for the Executive Board for the 2022 financial year.

The Board is further proposing a one-time deferred share-based Transformation Award for the Executive Board. This award is linked to the successful implementation of Credit Suisse’s strategic objectives and is intended to ensure the new Executive Board is aligned with long-term shareholder interests. The award is to be granted in 2023 and is subject to performance conditions over the three-year period from the beginning of 2023 to the end of 2025. The purpose of this award is to maximize motivation, retention and accountability for the Executive Board over the next three years with stretch performance conditions to ensure pay for performance alignment. Shareholders are asked to approve the aggregate amount of CHF 30.1 million for the Transformation Award (based on fair value at grant, with a maximum award value at grant of CHF 70.0 million if all performance conditions are met).

Consistent with the practice in prior years, the 2022 Compensation Report, which is part of the Annual Report of Credit Suisse Group AG, will be presented to shareholders for a consultative vote.

Consultative vote on the Credit Suisse climate strategy, as outlined in the Strategy chapter of the 2022 TCFD Report
In line with the commitment made by Credit Suisse at the 2022 AGM, and in response to a shareholder proposal, the Board is consulting with shareholders on Credit Suisse’s climate strategy, as outlined in the Strategy chapter of the 2022 TCFD Report. The Report outlines the continued reduction of absolute financed emissions associated with the oil, gas & coal sectors and provides transparent disclosure on Credit Suisse’s strategy to align the bank’s financing activities with the Paris Agreement. In addition, the Report highlights that based on Credit Suisse’s commitment to develop 2030 interim goals for key sectors, the bank has set emissions reduction goals for six sectors: Oil, gas & coal, power generation, automotive, commercial real estate, iron & steel, and aluminum. Credit Suisse has also expanded its sector policies that apply to lending and capital market underwriting activity to cover climate-sensitive areas such as those related to oil sands, deep-sea mining, Arctic oil & gas, and palm oil.

The Board recommends that shareholders approve Credit Suisse’s climate strategy, as outlined in the Strategy chapter of the 2022 TCFD Report, in a consultative vote.

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Media release

2022 Annual Report, Compensation Report, Sustainability Report and TCFD Report
The Credit Suisse 2022 Annual Report, including the Compensation Report, as well as the 2022 Sustainability Report, which includes the TCFD Report, are available for download as of 6:45 CET today at www.credit-suisse.com/about-us/en/reports-research/annual-reports.html.

The 2022 Annual Report on Form 20-F will be filed with the US Securities and Exchange Commission and will be available for download at: www.credit-suisse.com/sec.

Contact details

Kinner Lakhani, Investor Relations, Credit Suisse
Tel: +41 44 333 71 49
Email: investor.relations@credit-suisse.com

Dominik von Arx, Corporate Communications, Credit Suisse
Tel: +41 844 33 88 44
Email: media.relations@credit-suisse.com

Credit Suisse
Credit Suisse is one of the world's leading financial services providers. The bank’s strategy is built on its leading Wealth Management and Swiss Bank franchises, with strong Asset Management as well as Markets capabilities. Credit Suisse seeks to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. The bank employs more than 50,000 people. The registered shares (CSGN) of Credit Suisse Group AG are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
◾	our plans, targets or goals;
◾	our future economic performance or prospects;
◾	the potential effect on our future performance of certain contingencies; and
◾	assumptions underlying any such statements.

Words such as “may,” “could,” “achieves,” “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. Additionally, many of these factors are beyond our control.

These factors include, but are not limited to:

◾	the ability to maintain sufficient liquidity and access capital markets;
◾	market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels;
◾
the ongoing significant negative consequences, including reputational harm, of the Archegos and supply chain finance funds matters, as well as other recent events, and our ability to successfully resolve these matters;

◾	the impact of media reports and social media speculation about our business and its performance;
◾	the extent of outflows of deposits and assets or future net new asset generation across our divisions;
◾	our ability to improve our risk management procedures and policies and hedging strategies;
◾
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular, but not limited to, the risk of negative impacts of COVID-19 on the global economy and financial markets, Russia’s invasion of Ukraine, the resulting sanctions from the US, EU, UK, Switzerland and other countries and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2023 and beyond;

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Media release

◾
the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;

◾
potential risks and uncertainties relating to the severity of impacts from the COVID-19 pandemic, including potential material adverse effects on our business, financial condition and results of operations;

◾	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
◾	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
◾
the ability to achieve our strategic initiatives, including those related to our targets, ambitions and goals, such as our financial ambitions as well as various goals and commitments to incorporate certain environmental, social and governance considerations into our business strategy, products, services and risk management processes;

◾	our ability to achieve our announced comprehensive new strategic direction for the Group and significant changes to its structure and organization;
◾	our ability to successfully implement the divestment of any non-core business;
◾	the future level of any impairments and write-downs resulting from strategy changes and their implementation;
◾	the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
◾	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
◾	the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
◾
geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as Russia’s invasion of Ukraine;

◾	political, social and environmental developments, including climate change and evolving ESG-related disclosure standards;
◾	the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
◾	the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
◾	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
◾	operational factors such as systems failure, human error, or the failure to implement procedures properly;
◾
the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;

◾	the adverse resolution of litigation, regulatory proceedings and other contingencies;
◾
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

◾	the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
◾	the discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
◾	the potential effects of changes in our legal entity structure;
◾	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
◾	the ability to retain and recruit qualified personnel;
◾	the ability to protect our reputation and promote our brand;
◾	the ability to increase market share and control expenses;
◾	technological changes instituted by us, our counterparties or competitors;
◾	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
◾	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
◾	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2022.

Disclaimer
This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change. It has been prepared solely for information purposes and for the use of the recipient. It does not constitute an offer or an invitation by or on behalf of Credit Suisse to any person to buy or sell any security. Any reference to past performance is not necessarily a guide to the future. The information and analysis contained in this publication have been compiled or arrived at from sources believed to be reliable but Credit Suisse does not make any representation as to their accuracy or completeness and does not accept liability for any loss arising from the use hereof.

Copyright © 2023 Credit Suisse Group AG and/or its affiliates. All rights reserved.

The English language version of this document is the controlling version.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Reto Hösli
Reto Hösli
Director

/s/ Annina Müller
Annina Müller
Date: March 14, 2023		Vice President